STEPHANIE K. KUSHNER
Vice President & Chief Financial Officer
February 7, 2006
Ms. Lynda Cyrkel
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Federal Signal Corporation (FSS) Form 10-K for the Year Ended December 31, 2004 File No. 001-06003
Dear Ms. Cyrkel:
We have received your comments dated January 24, 2006 regarding our response to your original comment letter of December 12, 2005. Our response to your comments follow.
Form 10-K for the Year Ended December 31, 2004
Statement of Operations, page 25
SEC Comment
1.	We have reviewed your response to our prior comment number 6, but we do not agree that the settlement payments relating to the cancellation of your dealer and distributor relationships should be recorded as other expense. As your settlement charges relate to activities for which revenues and expenses have historically been included in operating income, we believe that the settlement charges should be recorded as operating expenses. Please reclassify your settlement charges in future filings, accordingly.
FSS Response
In future filings we will reclassify settlement charges in accordance with your guidance.
Notes to Consolidated Financial Statements
Note R – Goodwill and Other Intangible Assets, page 53
SEC Comment
2.	We have reviewed your response to our prior comment number 8. Per your response, it appears that you have identified your refuse business as a separate component of your Environmental Products Group; however, you believe that all four components of your Environmental Products Group qualify for aggregation into a single reporting unit when evaluating goodwill for impairment. Although paragraph 30 of SFAS No. 142 allows for the aggregation of two or more components if the components have similar economic characteristics, the guidance for determining similar economic characteristics, as provided in paragraph 17 of SFAS No. 131, indicates that similar long-term average gross margins would be expected in cases where economic characteristics are similar. We believe that the losses experienced by your refuse business and your attempt to specifically restructure your refuse operations to make that business profitable may provide
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evidence that the economic characteristics of the refuse business are not similar to the economic characteristics of the other profitable components of you Environmental Products Group. Furthermore, you have indicated in your response that the gross margins achieved by your refuse business declined in fiscal year 2004 and are no longer expected to recover to prior levels. Since additional experience in 2005 leads you to believe that margins are not expected to recover, we believe you should re-evaluate the continued appropriateness in 2005 of aggregating the refuse business in the Environmental Products Group for purposes of assessing its goodwill for impairment.
FSS Response
We will re-evaluate the continued appropriateness of aggregating the refuse business in the Environmental Products Group for purposes of assessing its goodwill for impairment in 2005. We will reflect the results of this re-evaluation in the Form 10-K filed for 2005.
Other
SEC Comment
3.	Please resubmit your January 6, 2006 letter to us electronically through Edgar with the written statement requested on page 6 of our December 12, 2005 letter and with the signed and printed name and title of the signer.
FSS Response
We have resubmitted our January 6, 2006 letter in accordance with your requirements.
We understand that the company and its management are responsible for the accuracy and adequacy of the disclosures we have made. We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 7, 2005	FEDERAL SIGNAL CORPORATION
	By:	/s/ Stephanie K. Kushner
Stephanie K. Kushner
Vice President and Chief Financial Officer